UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File No. 001-33580

KEEGAN RESOURCES INC.
(Translation of registrant's name into English)

Suite 600-1199 West Hastings Street, Vancouver, BC  V6E 3T5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [  ]  Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

SUBMITTED HEREWITH

Exhibits
99.1	Notice of Meeting
99.2	Management Information Circular
99.3	Form of Proxy
99.4	Voting Instruction Form
99.5	Voting Instruction Form (Brokers) – English
99.6	Voting Instruction Form (Brokers) – French
99.7	Expert Consent – Antonio Umpire (CUI)
99.8	Expert Consent – Charles J. Muller
99.9	News Release – January 24, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KEEGAN RESOURCES INC.

Date:  January 24, 2013

By:
"Greg McCunn"

Greg McCunn

Chief Financial Officer